Points International Reports Preliminary Fourth Quarter and

Full Year 2020 Results

Fourth Quarter 2020 Gross Profit Improves Approximately 50% Quarter over Quarter, Demonstrating Continued Business Model Resiliency

TORONTO - January 21, 2021 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is providing a preliminary update on its fourth quarter and full year 2020 financial results.

Fourth quarter 2020 gross profit is expected in the $8.3 and $8.7 million range, with adjusted EBITDA1 expected to be between $0.2 million and $0.6 million. These expected results compare to $5.7 million of gross profit and $(1.1) million in adjusted EBITDA in the third quarter of 2020.

For the full year, Points expects 2020 gross profit in the $34.8 and $35.2 million range, with adjusted EBITDA expected in the $3.0 and $3.4 million range.

Total funds available2 at December 31, 2020 were approximately $79 million, including a $15.0 million drawdown on the Company's credit facility. This compares to $68.2 million at September 30, 2020, which included a $30.0 million drawdown on the Company's credit facility, and $86.8 million at December 31, 2019.

"Despite the most challenging market environment in company history, we closed out 2020 on solid footing and delivered positive annual adjusted EBITDA," said Rob MacLean, CEO of Points. "Fourth quarter gross profit was up approximately 50% from Q3 as a result of stronger promotional activity with our partners, as well as the impact of new partnerships and services launched during 2020. Our business development in 2020 positions us well for travel's recovery, including new partnerships launched with Qatar, Caribbean, and Ethiopian Airlines, as well as expanded relationships with Air Canada's Aeroplan and Delta's Skymiles program. I am extremely proud of our team's dedication to executing on our strategy and supporting our partners throughout this difficult year for our industry.

"Our ability to not only deploy new partnerships last year but also expand several others continues to highlight the underlying strength and value of the Points platform. As we progress through 2021, we will focus on our long-term growth drivers to sustain our momentum and create even greater value for our partners. While the travel and hospitality industries remain broadly challenged, our robust pipeline and resilient business model are a testament to the vital role that loyalty programs are playing in travel's recovery."

Points expects to report its fourth quarter and full year 2020 results and provide further operational updates in March 2021.

About Points International Ltd.

Points, (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

1Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, equity-settled share-based compensation and other one-time costs or benefits such as impairment charges and a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See Performance Indicators and Non-GAAP Financial Measures section of Management’s Discussion and Analysis.
2Total funds available is defined as cash and cash equivalents, cash held in trust, and funds receivable from payment processors.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our expected performance for the full year and the fourth quarter of 2020, our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, and our growth strategies. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our consolidated revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vi) our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; (vii) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results and (viii) the risk of an event of default under our senior secured credit facility. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis ("MD&A"), and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Performance Indicators and Non-GAAP Financial Measures" section of the Company's Q3 2020 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com